UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)

International Baler Corporation
 (Name of Issuer)

Common Stock - $.01 par value per share
(Title of Class of Securities)

459041-10-9
(CUSIP Number)

Leland E. Boren and Avis Industrial Corporation
9628 E. 900 S. Upland, Indiana 46989  (765) 998-8100
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

02/06/2015
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Leland E. Boren

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                     2,633,896
     8.       SHARED VOTING POWER:                  289,718 (1)
     9.       SOLE DISPOSITIVE POWER:            2,633,896
     10.      SHARED DISPOSITIVE POWER:        289,718 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,923,614

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     56.4%

14.  TYPE OF REPORTING PERSON:
     IN



(1) Includes 289,718 shares of common stock, par value $0.01 per share ("Common Stock"), of International Baler Corporation, owned by
Avis Industrial Corporation, of which Reporting Person is majority owner. Reporting Person disclaims beneficial ownership of the shares owned by Avis Industrial Corporation.


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Avis Industrial Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                        289,718
     8.       SHARED VOTING POWER:               2,633,896 (2)
     9.       SOLE DISPOSITIVE POWER:               289,718
     10.      SHARED DISPOSITIVE POWER:      2,633,896 (2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,923,614 (2)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     56.4%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
     CO

--------------------------------------------------------------------------------
(2) Includes 2,633,896 shares of common stock, par value $0.01 per share ("Common Stock"), of International Baler Corporation, owned by
Leland E. Boren who is majority owner of Avis Industrial Corporation.
Avis Industrial Corporation disclaims beneficial ownership of the shares owned by Leland E. Boren.



                            STATEMENT ON SCHEDULE 13D

  Pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Reporting Person hereby amends his initial Statement on Schedule 13D dated February 16, 2005, as amended by
Schedule 13D/A's filed on June 15, 2005, August 12, 2005, May 5, 2006,
May 26, 2006, January 17, 2007, February 15, 2007, March 15, 2007,
May 1, 2007, December 3, 2007 and June 18, 2014 respectively. All information* herein with respect to International Baler Corporation, f/k/a Waste Technology* Corp., a Delaware corporation (the "Issuer"), is to the best knowledge and* belief of the Reporting Persons as defined herein.

ITEM 1. SECURITY AND ISSUER.

No material change.

ITEM 2. IDENTITY AND BACKGROUND.

      Mr. Leland E. Boren, an individual (referred to together with Avis Industrial Corporation as the "Reporting Persons") was elected to the Board of Directors of the Issuer on March 9, 2005. Mr. Boren was then elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005 and re-elected in 2008, 2011 and 2014.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of the purchase price paid by the Reporting Persons for their shares of Common Stock were their personal funds.



ITEM 4. PURPOSE OF TRANSACTION.

      On the following dates, Avis Industrial Corporation purchased additional* shares of the common stock, par value $0.01 per share (the "Common Stock")* of the Issuer: 10,000 shares on July 16, 2014, 5,000 shares on*
October 13, 2014, 5,000 shares on October 14, 2014, 13,000 shares on*
November 18, 2014, 300 shares on November 20, 2014, 1,000 shares on November* 25, 2014, 2,700 shares on November 26, 2014, 300 shares on November 28, 2014* and 250,000 shares on February 6, 2015.

      Favorable pricing has compelled the Reporting Person to make investments in the Common Stock described by this Statement on Schedule 13D.
So long as the pricing remains attractive, the Reporting Person intends to continue purchasing shares of Common Stock.

      Avis Industrial Corporation has also agreed to purchase 653,128 shares* of common stock of the Company currently held by Alexander C. Toppan and his* wife. This transaction would represent an additional 12.6% of the outstanding* shares of the Company. This transaction is expected to be completed in the* coming weeks.
      Other than as described in this Statement on Schedule 13D, at the present time the Reporting Person has no specific plans or proposals which would relate to or result in:

      (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (v) any material change in the present capitalization or dividend policy of the Company;

      (vi) any other material change in the Company's business or corporate structure;

      (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x)   any actions similar to those enumerated above.



      The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

     The Reporting Persons may also, from time to time, discuss with management and other shareholders of the Company and other parties methods by which the Company can best preserve and increase its value. Such methods may involve strategic alliances, business combinations, cost containment measures and other similar arrangements, including such alliances and arrangements with affiliates of the Reporting Persons. If as a result of such discussions, the Reporting Persons decide to pursue any of the methods for preserving and increasing the value of the Company described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (i) through (x) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As set forth in this Statement on Schedule 13D, Leland E. Boren currently owns, has the sole power to vote and the sole power to dispose of 2,633,896 shares of Common Stock of the Company, representing 50.8% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of January 15, 2015).
As set forth in this Statement on Schedule 13D, Avis Industrial Corporation currently owns, has the sole power to vote and the sole power to dispose of 289,718 shares of Common Stock of the Company, representing 5.6% of the outstanding Common Stock (based on the number of shares of Common
 Stock outstanding as of January 15, 2015). Mr. Boren and Avis Industrial Corporation disclaim beneficial ownership of the shares of Common Stock held by the other.
      (c)	During the sixty (60) days prior to the filing date*
of this Statement,the following transactions were effected:  On*
February 6, 2015, Avis Industrial Corporation purchased 250,000* additional shares of the common stock, par value $0.01 per share*
(the "Common Stock") of the Issuer.

(d) Not applicable.

(e)	Not applicable.

      Other than the transactions described in Item 3, Item 4 and this Item 5, the Reporting Person has not effected any transactions in the Common
 Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            99.1  Joint Filing Agreement between the Reporting Persons.

--------------------------







                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: February 18, 2015             	By:
                         			      Name: Leland E. Boren

					AVIS INDUSTRIAL CORPORATION

Dated: February 18, 2015          	By:
                         			      Name: Leland E. Boren, President

Exhibit 99.1

JOINT FILING AGREEMENT


The undersigned each agree that the Statement on Schedule 13D relating to the common stock, $0.01 par value, of International Baler Corporation (i) is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on
Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other person signatory hereto, at their respective address.

      IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.


Dated: February 18, 2015          	By:
                         			      Name: Leland E. Boren

					AVIS INDUSTRIAL CORPORATION

Dated: February 18, 2015          	By:
                         			      Name: Leland E. Boren, President